UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

July 11, 2024

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In the Matter of

AEI CapForce II Investment Corp
Duplex Penthouse, Unit A-33A-6
Level 33A, Tower A
UOA Bangsar Tower, No. 5
Bangsar Utama 1 Road
59000 Kuala Lumpur, Malaysia

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-259362

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AEI CapForce II Investment Corp filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

AEI CapForce II Investment Corp has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on July 11, 2024.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief